Exhibit 12.1 Computation of Ratio of Earnings to Fixed Charges
	9/30/2001	2000	1999	1998	1997	1996

Earnings before taxes	$ 148,600	$ 154,000	$ 173,300	$ 464,400	$ 104,900	$ 102,700
Add(Deduct)
Fixed Charges	15,100	24,500	24,200	31,400	38,200	33,500
Undistributed earnings of less than 50% owned companies carried at equity	(1,500)	(2,900)	(2,700)	(800)	(500)	(700)
Earnings available for fixed charges	$ 162,200	$ 175,600	$ 194,800	$ 495,000	$ 142,600	$ 135,500

Fixed charges:
Interest, including amounts capitalized	$ 11,200	$ 19,300	$ 19,300	$ 26,400	$ 32,900	$ 26,400
Proportion of rent expense deemed to represent interest factor.	3,900	5,200	4,900	5,000	5,300	7,100
Fixed Charges	$ 15,100	$ 24,500	$ 24,200	$ 31,400	$ 38,200	$ 33,500

Ratio of earnings to fixed charges	10.74	7.17	8.05	15.76	3.73	4.04